UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Purple Innovation, Inc.

(Name of Issuer)

Class A Common Shares, par value $0.0001 per share

(Title of Class of Securities)

74640Y 106

(CUSIP Number)

InnoHold, LLC
801 South 1230 East
Alpine, Utah 84004
(801) 756-2600

with copy to:

R. Gary Winger

Kirton McConkie, P.C.

50 East South Temple, Suite 400

Salt Lake City, UT 84111

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 19, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74640Y 106	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) InnoHold, LLC I.R.S. Identification Nos. of above persons (entities only). 27-1931966
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 31,558,701(1)(2)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 31,558,701(1)(2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,558,701
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.62%(3)
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 74640Y 106	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Terry V. Pearce I.R.S. Identification Nos. of above persons (entities only).
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 31,558,701(1)(2)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 31,558,701(1)(2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,558,701
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.62%(3)
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 74640Y 106	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Tony M. Pearce I.R.S. Identification Nos. of above persons (entities only).
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 31,558,701(1)(2)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 31,558,701(1)(2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,558,701
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.62%(3)
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 74640Y 106	13D

Item 1.  Security and Issuer.

This Schedule 13D relates to the shares of Class A Common Stock, par value $0.0001 per share (the “Class A Stock”), of Purple Innovation, Inc. (formerly known as Global Partner Acquisition Corp.), a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 123 East 200 North, Alpine, Utah 84004.

As of November 19, 2019, as reflected in this Amendment No. 1 to Schedule 13D, the Reporting Persons (as hereinafter defined) beneficially owned 31,588,701 shares of Class A Stock, representing approximately 58.62% of the issued and outstanding Class A Stock.

Item 2.  Identity and Background.

(a) – (c), (f)

This Schedule 13D is filed by (i) InnoHold, LLC, a Delaware limited liability company (“InnoHold”); (ii) Terry V. Pearce (“Terry”), a natural person, US citizen, manager of InnoHold and director of the Issuer; and (iii) Tony M. Pearce (“Tony” and together with Terry and InnoHold, collectively the “Reporting Persons”), a natural person, US citizen, manager of InnoHold and director of the Issuer.

The Reporting Persons have entered into a joint filing agreement, dated February 26, 2018, a copy of which was filed with the original Schedule 13D.

The principal business address for each of the Reporting Persons is 801 S 1230 E, Alpine, Utah 84004

(d) and (e)

During the last five years, none of the Reporting Persons, and to the best of their knowledge, none of the Reporting Persons’ managers or officers (if applicable) (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source or Amount of Funds or Other Consideration.

N/A.

Item 4.  Purpose of Transaction.

The originally filed 13D included information about the acquisition of the Issuer’s securities by the Reporting Persons, including a description of the related agreements and copies of the agreements as exhibits.

The transactions reported in this Amendment No. 1 to Schedule 13D are the sale of 7,552,136 shares of Class A Stock of the Issuer which were acquired by InnoHold pursuant to the conversion by InnoHold, LLC, of 7,552,136 shares of Class B Common Stock of the Issuer and 7,552,136 Class B Units of Purple LLC that, together, were exchangeable for an equal number of shares of Class A Stock of the Issuer.

Additionally, each of Terry V. Pearce and Tony M. Pearce converted 1,223,932 shares of Class B Common Stock of the Issuer and 1,223,932 Class B Units of Purple LLC (collectively, the “Individual Shares”) into an equal number of shares of Class A Stock of the Issuer, which Class A Stock of the Issuer was sold in the same underwritten offering as that of InnoHold. The Individual Shares were owned by Terry V. Pearce and Tony M. Pearce in their individual capacities, and InnoHold had no ownership or interest in or to the Individual Shares. Following the sale of the Individual Shares, neither Terry V. Pearce nor Tony M. Pearce owned any shares of the Issuer in their individual capacities.

The sales of the shares of the Class A Stock by the Reporting Persons were made through an underwritten offering pursuant to a registration statement on Form S-3 (SEC No. 333-234186) (the “Registration Statement”). The Registration Statement was declared effective on November 8, 2019, and the sale of the Class A Stock closed on November 19, 2019.

The purpose of the sales of the Class A Stock was to increase the public float of the Issuer’s Class A Stock.

Item 5.  Interest in Securities of the Issuer.

The information contained on the cover pages of this Schedule 13D and the information set forth or incorporated in Item 4 is hereby incorporated by reference in its entirety into this Item 5.

(a) and (b)

Ownership percentages set forth in this Schedule 13D are based on a total of 53,887,491 shares of Class A Common Stock of the Issuer issued and outstanding as of the close of business on November 5, 2019, as reported by the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2019, after giving effect to the exchange of all issued and outstanding shares of Class B Common Stock.

InnoHold, LLC

Following the sale of the Class A Stock as reference in Item 4 above, InnoHold directly holds 31,558,701 shares of Class B Common Stock of the Issuer and 31,558,701 Class B Units of Purple LLC that, together, are exchangeable for an equal number of shares of Class A Common Stock of the Issuer. Pursuant to Rule 13d-3 under the Act, InnoHold is the beneficial owner of 31,558,701 shares of Class A Stock underlying such Class B Stock and Class B Units, representing approximately 58.62% of the issued and outstanding shares of Class A Stock, and shares the power to vote and dispose of such Class A Stock with its managers, Terry V. Pearce and Tony M. Pearce.

Terry V. Pearce

Following the sale of the Class A Stock as reference in Item 4 above, Terry V. Pearce, as one of the two managers of InnoHold, shares with Tony M. Pearce the ability to direct the management and the business of InnoHold, including the power to vote and dispose of the securities held by InnoHold. Terry may, therefore, be deemed to own 31,558,701 shares of Class A Stock underlying the Class B Stock and Class B Units held by InnoHold, representing approximately 58.62% of the issued and outstanding shares of Class A Stock.

Tony M. Pearce

Following the sale of the Class A Stock as reference in Item 4 above, Tony M. Pearce, as one of the two managers of InnoHold, shares with Terry V. Pearce the ability to direct the management and the business of InnoHold, including the power to vote and dispose of the securities held by InnoHold. Tony may, therefore, be deemed to own 31,558,701 shares of Class A Stock underlying the Class B Stock and Class B Units held by InnoHold, representing approximately 58.62% of the issued and outstanding shares of Class A Stock.

(c) Except for the transaction described herein, there have been no other transactions in the securities of the Issuer effected by any Reporting Person within the last 60 days.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 4 and 5 of this Amendment to Schedule 13D is incorporated by reference in its entirety into this Item 6.

As noted in Item 4 above, the sales of the Class A Stock by the Reporting persons, as well as the sales by Terry V. Pearce and Tony M. Pearce in their individual capacities, were made pursuant to the Registration Statement. As disclosed in the Registration Statement, the Reporting Persons sold their shares of Class A Stock pursuant to an Underwriting Agreement with the underwriters named in the Registration Statement. The Registration Statement provides additional details relating to the Underwriting Agreement.

Item 7.  Material to Be Filed as Exhibits.

Exhibit No.	Description
Exhibit A	Joint Filing Agreement, dated February 26, 2018 (incorporated by reference to Exhibit A to Schedule 13D filed with the SEC on February 27, 2018)
Exhibit B	Agreement and Plan of Merger, dated November 2, 2017, by and among Global Partner Acquisition Corp., PRPL Acquisition, LLC, Purple Innovation, LLC, InnoHold, LLC and Global Partner Sponsor I LLC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K (File No. 001-37523) filed with the SEC on November 3, 2017)
Exhibit C	Amendment No. 1 to Agreement and Plan of Merger, dated January 8, 2018, by and among Global Partner Acquisition Corp., Purple Innovation, LLC, PRPL Acquisition, LLC and other parties named therein (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K (File No. 001-37523) filed with the SEC on January 8, 2018)
Exhibit D	Exchange Agreement, dated February 2, 2018, by and between Purple Innovation, Inc., Purple Innovation, LLC and InnoHold, LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K (File No. 001-37523) filed with the SEC on February 8, 2018)
Exhibit E	Lock-Up Agreement, dated February 2, 2018, by and among Purple Innovation, Inc., InnoHold, LLC and Global Partner Sponsor I LLC (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K (File No. 001-37523) filed with the SEC on February 8, 2018)
Exhibit F	Tax Receivable Agreement, dated February 2, 2018, by and between Purple Innovation, Inc. and InnoHold, LLC (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K (File No. 001-37523) filed with the SEC on February 8, 2018)
Exhibit G	Registration Rights Agreement, dated February 2, 2018, by and among Purple Innovation, Inc., InnoHold, LLC and Global Partner Sponsor I LLC (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K (File No. 001-37523) filed with the SEC on February 8, 2018)
Exhibit H	Registration Statement on Form S-3 (SEC File No. 333-234186), declared effective on November 8, 2019 (on file with the SEC)

CUSIP No. 74640Y 106	13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 21, 2019

INNOHOLD, LLC

By:	/s/ Terry V. Pearce
Name:	Terry V. Pearce
Title:	Manager

TERRY V. PEARCE

/s/ Terry V. Pearce

TONY M. PEARCE

/s/ Tony M. Pearce

Footnotes:

(1)	Represents 31,558,701 shares of Class B Common Stock of the Issuer and 31,558,701 Class B Units of Purple Innovation, LLC that, together, are exchangeable for shares of Class A Common Stock of the Issuer, on a one-for-one basis, in accordance with the terms and subject to the restrictions set forth in that certain exchange agreement between Purple Innovation, Inc., Purple Innovation, LLC and InnoHold, LLC, which shares are directly owned by InnoHold, LLC, and may be deemed to be beneficially owned by Terry V. Pearce and Tony M. Pearce in their capacity as the co-managers of InnoHold, LLC.

(2)	The original Schedule 13D disclosed an ownership of 44,071,318 shares of Class B Common Stock of the Issuer, together with 44,071,318 Class B Units of Purple Innovation, LLC that, together, are exchangeable for shares of Class A Common Stock of the Issuer, as described above. Between December 31, 2018, and August 15, 2019, InnoHold, LLC, disposed of an aggregate of 4,960,481 shares of Class B Common Stock of the Issuer in a series of transactions which individually were not determined to be material, and which were reported in a timely manner on Forms 4 filed by InnoHold, Terry V. Pearce, and Tony M. Pearce. Following the last transaction reported prior to this Amendment to Schedule 13D, InnoHold owned 39,110,837 shares of Class B Common Stock of the Issuer, together with 39,110,837 Class B Units of Purple Innovation, LLC, as described above.

(3)	All calculations of percentage ownership herein are based on a total of 53,887,491 shares of Class A Common Stock of the Issuer issued and outstanding as of the close of business on November 5, 2019, as reported by the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2019, after giving effect to the exchange of all issued and outstanding shares of Class B Common Stock.